Via Facsimile and U.S. Mail
Mail Stop 6010

July 3, 2008

Mr. Joseph M. Zubretsky
Executive Vice President and Chief Financial Office
Aetna Inc.
151 Farmington Avenue
Hartford, CT   06156

Re: Aetna Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Quarter Ended March 31, 2008
File No. 001-16095

Dear Mr. Zubretsky:

We have completed our review of your Forms 10-K and 1-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief